INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

January 14, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Stone Toro Market Neutral Fund (the “Fund”)

Ladies and Gentlemen:

Pursuant to the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 27, 2014, regarding Post-Effective Amendment No. 533 to the Registrant’s registration statement filed on Form N-1A with respect to the Stone Toro Market Neutral Fund (the “Fund”), a series of the Registrant, please find below the completed “Fees and Expenses” table and expense Example of the Fund.

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in Class A shares of the Fund.  More information about these and other discounts is available from your financial professional and in the section titled "Class A Shares Purchase Programs" on page 18 of this Prospectus.

		Class A Shares		Class C Shares		Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.75%		None		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested		1.00%¹		1.00%¹		None
Redemption fee if redeemed within 90 days of purchase (as a percentage of amount redeemed)		1.00%		1.00%		1.00%
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.65%		1.65%		1.65%
Distribution and service (Rule 12b-1) fees		0.25%		1.00%		None
Other expenses2		4.67%		4.67%		4.67%
Shareholder service fee	0.15%		0.15%		0.15%
Dividend and interest expenses on short sales	1.68%		1.68%		1.68%
All other expenses	2.84%		2.84%		2.84%
Total annual fund operating expenses		6.57%		7.32%		6.32%
Fees waived and/or expenses reimbursed3		(2.64%)		(2.64%)		(2.64%)
Total annual fund operating expenses (after waiving fees and/or reimbursing expenses)3		3.93%		4.68%		3.68%

1.
For Class A Shares, no sales charge applies on investments of $1 million or more, but a contingent deferred sales charge ("CDSC") of 1.00% will be imposed on certain redemptions of such shares within 18 months at the time of purchase.  Class C Shares of the Fund are subject to a CDSC of 1.00% on any shares sold within 12 months of purchasing them.

2.	These expenses are estimated for the current fiscal year. Actual expenses may differ from estimates.
3.
The Fund’s adviser has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), and expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 2.25%, 3.00% and 2.00% of the average daily net assets of the Fund's Class A, Class C and Class I Shares, respectively.  This agreement is effective until August 31, 2016, and it may be terminated before that date only by the Trust's Board of Trustees.  The Fund’s adviser is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period of three years from the date of the waiver or payment.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Class A Shares	$1,043	$2,180
Class C Shares	$569	$1,904
Class I Shares	$472	$1,634

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years
Class C Shares	$469	$1,904

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust

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